UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

                     NOTIFICATION OF WITHDRAWAL OF ELECTION
                 TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
                         INVESTMENT COMPANY ACT OF 1940
                         FILED PURSUANT TO SECTION 54(c)
                      OF THE INVESTMENT COMPANY ACT OF 1940

                  The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                         WALNUT FINANCIAL SERVICES, INC.
                       ----------------------------------
                                     (Name)

                     8000 Towers Crescent Drive, Suite 1070
                             Vienna, Virginia 22182
                       ----------------------------------
                      Address of Principal Business Office
                      (No. & Street, City, State, Zip Code)

                                 (703) 448-3771
                        ---------------------------------
                     (Telephone Number, including area code)

                               0-26072; 814-00157
                        ---------------------------------
             (File number under the Securities Exchange Act of 1934)

Basis for filing the notification of withdrawal:

                  The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. The company's new business, conducted through wholly-owned subsidiaries, will be the merchant and investment banking and financial advisory services business and the factoring business. The date of the shareholders' meeting at which such change was authorized was November 1, 1999. The number of votes in favor of the change was 2,465,351 and the number opposed was 44,029.

                                    SIGNATURE

                  Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Vienna and State of Virginia on the 1st day of November, 1999.

                                   WALNUT FINANCIAL SERVICES, INC.


                                   By: /s/ Joel S. Kanter
                                      ----------------------------------------
                                   Name:  Joel S. Kanter

                                   Title: President and Chief Executive Officer

Attest:

/s/ Karyn Doerfler
-----------------------
Name:    Karyn Doerfler
Title:   Attorney